10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

News Release

Court Denies Petitioner’s Request to Stay Ur-Energy’s Lost Creek Construction

Littleton, Colorado (PR Newswire – March 4, 2013) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) provides the following update regarding its Lost Creek Project (the “Project”) and the current legal action seeking review of the BLM’s Record of Decision (see Ur-Energy News Release, January 29, 2013).

On March 1, 2013 the U.S. District Court for Wyoming denied the petitioner’s motion for preliminary injunction, which had sought to halt the ongoing construction and operations at the Lost Creek Project. In a 24-page order, the Court determined that the petitioner failed to satisfy any of the legal elements required to obtain the injunction. In making the determination, the Court recognized the comprehensive five-year, multi-agency regulatory approval process conducted for the Lost Creek Project and the substantial progress of construction at the Project prior to the initiation of the legal challenge. The Court’s order also includes a detailed finding that the petitioner “has not shown a substantial likelihood of success on the merits” of the case requesting the review of the BLM Record of Decision. With the Court’s order, Ur-Energy will continue construction at the Lost Creek Project as planned while the formal merits review of the BLM Record of Decision proceeds.

Ur-Energy President and CEO Wayne Heili commented, “The Company is glad to receive the Court confirmation that our construction activities may continue at Lost Creek. I am very pleased with the steady progress made at the Project site and the focus and professionalism shown by the Ur-Energy team throughout the construction effort. Our team and the selected contractors have worked diligently to maintain the schedule we set out. We look forward to achieving first production at Lost Creek later this year.”

At the Lost Creek Plant, the foundation work is complete, the large equipment has been set in place, and the building exterior is fully enclosed. Multiple trades are currently working on the interior of the plant facilities. The development of the first mine unit and other auxiliary facilities also remain on schedule. Photographs of the progress of construction at Lost Creek are available at our website: www.ur-energy.com.

About Ur-Energy

Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE MKT under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Wayne Heili, President and CEO
307-265-2373
866-981-4588
wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and outcome of the challenge to the BLM Record of Decision; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.